Madison Fund
550 Science Drive
Madison, WI  53711
Writer's Direct Dial: 608-216-9109

June 15, 2020

BY EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Madison Funds (SEC File Nos. 333-29511; 811-08261)

Dear Sir or Madam:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, enclosed is a post-effective amendment to the Registration Statement on Form N-1A of Madison Funds.

We are making this filing for the purposes of adding Class I shares to the Madison Dividend Income Fund, Madison Investors Fund and Madison Mid Cap Fund, which are existing series of the registrant.

Respectfully submitted,

/s/ Steve J. Fredricks
Steve J. Fredricks
Chief Legal Officer & Chief Compliance Officer